Validus Holdings, Ltd.
29 Richmond Road
Pembroke, Bermuda HM 08

VIA EDGAR

October 22, 2012

Jeffrey P. Riegel
Assistant Director
Division of Corporation Finance
Mail Stop 4720
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720

Re:	Validus Holdings, Ltd. Registration Statement on Form S-4 File No. 333-183999

Dear Mr. Riegel:

The undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, that the above-referenced Registration Statement on Form S-4 (File No. 333-183999) (the “Form S-4”), of Validus Holdings, Ltd. (the “Company”) be declared effective at 3:00 p.m., New York City time, on October 23, 2012. We respectfully request that we be notified of such effectiveness by a telephone call to Todd E. Freed, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3714 or Steven J. Daniels, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP at (302) 651-3240 and that such effectiveness also be confirmed in writing to the addressees listed on the cover page of the Form S-4.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the Form S-4 effective, it does not foreclose the Commission from taking any action with respect to the Form S-4;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Form S-4 effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Form S-4; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VALIDUS HOLDINGS, LTD.

By:	/s/ Joseph E. (Jeff) Consolino
Name: Joseph E. (Jeff) Consolino
Title: President and Chief Financial Officer

cc:  Robert F. Kuzloski, Esq. (Validus Holdings, Ltd.)
       Todd E. Freed, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
       Steven J. Daniels, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)